SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

330 N. Wabash, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 11 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 448579102		Page 2 of 11 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Horton Trust Company LLC, as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,445,115*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,445,115*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,445,115*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.0%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 4,500,000 shares of Class B Common Stock into 4,500,000 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members on November 10, 2016 and November 30, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 10.8% of the total voting power of the Common Stock as of October 28, 2016, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no other outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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CUSIP No. 448579102		Page 3 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,332*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,332*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,332*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 4,500,000 shares of Class B Common Stock into 4,500,000 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members on November 10, 2016 and November 30, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 10.8% of the total voting power of the Common Stock as of October 28, 2016, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no other outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102		Page 4 of 11 Pages

EXPLANATORY NOTE: This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 15 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on August 22, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed by the Reporting Persons on November 6, 2013 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed by the Reporting Persons on March 4, 2015 (“Amendment No. 13”) and Amendment No. 14 to Schedule 13D filed by the Reporting Persons on August 31, 2016 (“Amendment No. 14”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 14,650 shares of Class A Common Stock and 10,465,797 shares of Class A Common Stock issuable upon conversion of 10,465,797 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election

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CUSIP No. 448579102		Page 5 of 11 Pages

by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 4,500,000 shares of Class B Common Stock into 4,500,000 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members on November 10, 2016 and November 30, 2016, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 11.3% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 28, 2016, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 8.0% of the total number of shares of Common Stock outstanding and 10.9% of the total voting power of the shares of Common Stock outstanding, voting as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 15 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 15 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

P19M2 Investors II, L.L.C. is a manager-managed limited liability company formed for the purpose of acquiring shares of the Issuer’s Common Stock. It directly holds 1,006,675 shares of Class B Common Stock and has no voting or dispositive power with regard to the shares. P19M2 Investors II, L.L.C. is managed by Horton Trust Company, LLC and is wholly owned by one or more of the trusts listed on Appendix A-1

Based solely on the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, two Separately Filing Group members sold an aggregate of 500,000 shares of Class B Common Stock into the public market pursuant to an automatic shelf registration statement on Form S-3 (File No. 333-196372) filed by the Issuer with the SEC on May 29, 2014. In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to such sales automatically converted upon such sales into shares of Class A Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by a Separately Filing Group Member on December 2, 2016, such Separately Filing Group Member (i) converted 250,000 shares of Class B Common Stock into 250,000 shares of Class A Common Stock on November 10, 2016 and then transferred those shares to a third-party purchaser for consideration of $51.10 per share, or $12,775,000.00 in the aggregate, and (ii) converted 2,000,000 shares of Class B Common Stock into 2,000,000 shares of Class A Common Stock on November 30, 2016 and then transferred those shares to a third-party purchaser for consideration of $50.80 per share, or $101,600,000.00 in the aggregate.

13D

CUSIP No. 448579102		Page 6 of 11 Pages

Based solely on the information contained in an amendment to the Schedule 13D filed by another Separately Filing Group Member on December 2, 2016, such Separately Filing Group Member (i) converted 250,000 shares of Class B Common Stock into 250,000 shares of Class A Common Stock on November 10, 2016 and then transferred those shares to a third-party purchaser for consideration of $51.10 per share, or $12,775,000.00 in the aggregate, and (ii) converted 2,000,000 shares of Class B Common Stock into 2,000,000 shares of Class A Common Stock on November 30, 2016 and then transferred those shares to a third-party purchaser for consideration of $50.80 per share, or $101,600,000.00 in the aggregate.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,530 shares of currently issued Class A Common Stock and 77,635,240 shares of Class A Common Stock issuable upon conversion of 77,635,240 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 83.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 59.3% of the total number of shares of Common Stock outstanding and 80.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 15 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 15 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

Horton Trust Company LLC, as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1.

By:	/s/ Ronald Wray
	Name:	Ronald Wray
	Title	Chief Operating Officer

/s/ Penny Pritzker
Penny Pritzker, individually

[Signature Page to Amendment No. 15 to Schedule 13D]

13D

CUSIP No. 448579102		Page 8 of 11 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
A.N.P. Trust #31	Illinois
A.N.P. Trust #34-Penny	Illinois
A.N.P. Trust #36-Penny	Illinois
A.N.P. Trust #37	Illinois
A.N.P. Trust #40-Penny	Illinois
A.N.P. Trust #42-Penny	Illinois
Don G.C. Trust #8	N/A
LaSalle G.C. Trust #9	Illinois
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
Penny Trust	Illinois
RA G.C. Trust #8	Illinois
F.L.P. Trust #19	Illinois
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #40FD-D	Bahamas
1740 #40FD-R	Bahamas

13D

CUSIP No. 448579102		Page 9 of 11 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]			% of Total Common Stock[4]		% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Horton Trust Company LLC, as manager of P19M2 Investors II, L.L.C. and as trustee of the trusts listed on Appendix A-1.	—	—	10,445,115	11.3%		8.0%		10.8%
Penny Pritzker, individually	14,650	*	20,682		*		*		*

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 4,500,000 shares of Class B Common Stock into 4,500,000 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016 and November 30, 2016.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,299,216 shares of the Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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CUSIP No. 448579102		Page 10 of 11 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	882,956	1.0%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	24.3%	17.2%	23.4%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.5%	1.1%	1.5%
Trustees of the Jennifer N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.5%	1.8%	2.4%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	8,584,104	9.3%	6.6%	8.9%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	10,465,797	11.3%	8.0%	10.9%
Trustees of the Daniel F. Pritzker Family Trusts[13]	—	—	7,258,877	7.8%	5.5%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts[14]	—	—	2,745,999	3.0%	2.1%	2.8%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	20.4%	14.4%	19.5%
Trustees of the Jay Robert Pritzker Family Trusts[16]	—	—	2,610,665	2.8%	2.0%	2.7%

Pritzker Family Group Totals	24,530	*	77,635,240	83.9%	59.3%	80.5%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 4,500,000 shares of Class B Common Stock into 4,500,000 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016 and November 30, 2016.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,299,216 shares of Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 38,299,216 shares of Class A Common Stock and 92,559,685 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[7]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 155,535 SARs that are currently exercisable at an exercise price of $43.44, 70,095 SARs that are currently exercisable at an exercise price of $49.39 and 45,088 SARs that are currently exercisable at an exercise

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CUSIP No. 448579102		Page 11 of 11 Pages

price of $56.27. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
[8]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[9]	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[10]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[11]	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[12]	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[13]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[14]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[15]	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[16]	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.